Exhibit 99.7

Vontobel Extends the Use of NICE Actimize SURVEIL-X Markets Surveillance to
Foster Market Expansion In a Digital World

The NICE Actimize trade surveillance solution will continue to support Vontobel’s regulatory requirements while providing capabilities for future technology expansion

Hoboken, N.J., May 23, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Vontobel (SWX: VONN), a Swiss global investment firm, has renewed and expanded its applications with NICE Actimize’s advanced SURVEIL-X Markets Surveillance to support its growth strategy across its global holdings while providing capabilities for future technology expansion.

A long-time customer of NICE Actimize, Vontobel extended its contract with NICE Actimize’s holistic conduct surveillance cloud platform which provides the potential to add additional functions in the future. Largely focused on Investment and Asset Management capabilities and enhancing Vontobel’s strategic direction for its global investment capabilities, NICE Actimize SURVEIL-X solutions will provide additional sector coverage as needed.

“Vontobel’s goal is to be known as a trusted global investment firm, so it was important for us to continue working with a reliable solutions provider to enhance our vast investment profile while meeting the needs of regulators,” said Marco Furegati, ED, Head Compliance Markets at Vontobel. “In order to provide the best possible service and security to our clients, it is essential to have a solid framework in terms of compliance with all market rules. NICE Actimize’s SURVEIL-X Markets Surveillance meets these requirements and provides a holistic approach to cover our future business requirements.”

“Regulators worldwide have become more aggressive in investigating and bringing enforcement actions, fines, and sanctions against firms with inadequate compliance procedures and systems. NICE Actimize brings next level markets surveillance and risk detection capabilities at scale, with even better detection coverage and the ability to monitor unified communications,” said Chris Wooten, EVP, NICE Vertical Markets. “NICE Actimize is uniquely positioned to continue our service as a trusted advisor for Vontobel as it drives compliance efficiency.”

NICE Actimize’s Markets Surveillance solution is part of the SURVEIL-X Holistic Conduct Surveillance platform and helps financial services institutions, broker/dealers and future commission merchants meet their regulatory obligations, avoid costly fines and preserve their reputation. NICE Actimize’s SURVEIL-X Markets Surveillance solution addresses regulatory obligations across multiple asset classes.

Please click here for additional information on NICE Actimize’s Holistic Conduct Surveillance solutions.

To download Quadrant Knowledge Solutions (QKS) recently released market report “SPARK Matrix™: Trade Surveillance and Monitoring, 2022” please click here.

About Vontobel
At Vontobel, we actively shape the future. We create and pursue opportunities with determination. We master what we do – and we only do what we master. This is how we get our clients ahead. As a globally active investment manager with Swiss roots, we specialize in wealth management, active asset management and investment solutions. We harness the power of technology to deliver a high-quality, individual client experience and to deploy our investment expertise across multiple platforms and ecosystems. We empower our employees to take ownership of their work and bring opportunities to life. We do so based on the conviction that successful investing begins with the assumption of personal responsibility. We continuously scrutinize our achievements as we strive to exceed the expectations of our clients. The registered shares of the Vontobel Holding AG are listed on the SIX Swiss Exchange. The Vontobel families' close ties to the company guarantee our entrepreneurial independence. We consider the resulting freedom as an obligation to also assume our social responsibility. As of March 31, 2023, Vontobel held CHF 268.0 billion of total client assets. Around the world and in our home market, we serve our clients from 27 locations.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.